November 20, 2009
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Quest Energy Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed June 16, 2009
Form 10-Q for Fiscal Quarters Ended March 31 and June 30, 2009
Filed August 17, 2009 and August 18, 2009
Response Letter Dated October 9, 2009
File No. 1-33787
Dear Mr. Schwall:
     On behalf of Quest Energy Partners, L.P. ( “QELP”), set forth below is a response to the Securities and Exchange Commission’s comment letter dated November 2, 2009 with respect to the Form 10-K/A for the Fiscal Year Ended December 31, 2008 (the “Comment Letter”). The paragraph number below corresponds to that in the Comment Letter.
Form 10-K/A#1 for the Fiscal Year Ended December 31, 2008
Engineering Comments
1.	Your response 4 to our September 22, 2009 letter proposes prospective compliance, noting that “The correct amount of purchased reserves is disclosed elsewhere in the Form 10-K/A”. Amend the Form 10-K to remove and correct the incorrect amount. We note that the two amounts differ by a factor of over 2 1/2.
     Response: As per our November 16, 2009 discussion with Mr. Ronald Winfrey, Petroleum Engineer, in lieu of amending QELP’s 10-K, we:
•	filed a Form 8-K on November 20, 2009 reporting under Item 8.01 the error made on page F-66 of our Form 10-K/A; and

•	will disclose such error in PostRock Energy Corporation’s Amendment No. 1 to Form S-4.
     If you have any questions or require any additional information with respect to this letter, please contact the undersigned at (405) 815-4304.

Sincerely,
/s/ David J. Klvac

David J. Klvac Corporate Controller